RBS GLOBAL, INC.
4701 Greenfield Avenue
Milwaukee, WI 53214
(414) 643-3000

July 25, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Re:	RBS Global, Inc.
Registration Statement on Form S-1 filed April 4, 2006
File No. 333-132981

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RBS Global, Inc. (the “Company”) hereby applies for the withdrawal of the registration statement on Form S-1 and all exhibits thereto filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2006 (File No. 333-132981) (the “Registration Statement”), including the Amendment No. 1 to the Registration Statement filed on May 12, 2006 and any exhibits filed therewith.  The Registration Statement has not yet been declared effective by the Commission, and no sales of the Company’s Common Stock have been or will be made pursuant to the Registration Statement.

We seek to withdraw the Registration Statement because the selling shareholders listed therein have sold substantially all of their shares to be registered for resale thereunder in a private transaction to certain individuals in connection with the merger of an affiliate of Apollo Management, L.P. (“Apollo Management”), a private investment firm, with and into the Company, with the Company surviving the merger.  Pursuant to the merger, the Company is now owned 100% by affiliates of Apollo Management and management of the Company.  We believe that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the Registration Statement be credited to the account of the Company for use in connection with the possible filing of a subsequent registration statement.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement.

If you have any questions regarding the foregoing request, please do not hesitate to call the undersigned at (414) 643-3000 or Douglas J. Tucker, Esq. at Quarles & Brady LLP, outside counsel to the Company, at (414) 277-5161. Mr. Tucker’s address is 411 E. Wisconsin Avenue, Milwaukee, WI 53202, and his fax number is 414-978-8744.

Very truly yours,

RBS GLOBAL, INC.

/s/ Thomas J. Jansen
Thomas J. Jansen
Title: Executive Vice President of Finance and Chief Financial Officer